Mail Stop 4561

      December 29, 2005
George R. Jensen, Jr.
Chief Executive Officer
USA Technology, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA.   19355

Re:	USA Technology, Inc.
  	Preliminary Schedule 14A filed on December 19, 2005
	File No. 0-50054

Dear Mr. Jensen:

      We have limited review of the above-referenced filing to the reverse stock split and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Item 2:  Reverse Stock Split, page 13
1. We note that the company entered into a stock purchase agreement with "certain clients of Wellington Management Company, LLP" regarding the sale of 40,000,000 shares of common stock. Please revise to disclose the material terms of the agreement, such as the registration rights and penalty provision in the event that a registration statement is not declared effective within 60 days to the agreement date. Alternatively, include a cross-reference to a section of the filing where you provide all material information about the transaction. Also, revise to disclose whether you have any other current plans, proposals or arrangements to issue any of the additional shares. If not, please state that you have no other such plans, proposals, or arrangements written or otherwise at this time.
2. Your disclosure in the Form 10-K for the period ended December
31,
2004 indicates that there were 1,423 holders of record of your common stock as of August 31, 2005. It appears that shareholders could be eliminated as a result of the reverse split. If shareholders are eliminated, disclose the minimum number of record shareholders that you expect to have following the reverse split.
3. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at (202) 551-3457 or the undersigned at (202) 551-3462.
If
you still require further assistance, please contact Barbara C.
Jacobs at (202) 551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc: 	Via facsimile:  214-665-8582
      David Lurio, Esq.
      Lurio and Associates




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George R. Jensen, Jr.
USA Technology, Inc.
December 29, 2005
Page 3